Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Filer’s Commission File Number: 001-40016

Date: February 9, 2021

Vintage Wine Estates

Vintage Wine Estates to Become a Public Company

Tuesday, February 9, 2021

CORPORATE PARTICIPANTS Paul Walsh Pat Roney Myles Udland Brian Sozzi Julie Hyman

PRESENTATION

Myles Udland

We have talked about SPACs a lot of this year. We have talked to a lot of companies going public via SPAC, but we haven't yet talked about SPAC in the spirits space. And so joining us now to discuss, we're joined by Paul Walsh. He's the executive chairman at Bespoke Capital Acquisition Corp and former CEO of Diageo and they are taking public Vintage Wine Estates as part of a SPAC deal. And Vintage Wine CEO Pat Roney joins us now to discuss.

Pat, thanks so much--Pat and Paul, thank both of you for joining the program. And I'd love to begin, Pat, with you about just the state of the wine business right now and the changes that COVID has certainly brought on your in-house business, the restaurant business, and sort of what the last year has been like, even before this deal to become public.

Pat Roney

Well certainly, the industry has gone through some dynamics with some of the tasting rooms being closed and the restaurant market being challenged, but it's really driven a vast acceleration of the DTC, the direct to consumer business through all of our various websites and video tastings and a lot of in home consumption through purchases at grocery stores. So we've actually been quite fortunate and we've actually grown our business during the pandemic.

Brian Sozzi

Paul, you have been a consummate dealmaker throughout your career. You helped engineer the acquisition of Seagram's way back in the day. Why direct to consumer wine? Why does this business model attract you?

Paul Walsh

Well, I think first of all, wine is attractive. It's a huge category. It's growing and also, VWE operates right in that sweet spot selling product over $10 where you get good margin, yet, you don't have such a high price point that you've got the attendant capital employed. So very much the sweet spot in a fabulous category.

Basically, if you then look at VWE’s diversity of channel, it is very impressive. They've got good wholesale trade, they've got an incredibly strong B2B business, but as you said, they've got a tremendous direct to consumer business. I think the last year in this very unfortunate pandemic has shown us how exciting online shopping can be, how convenient it can be, and under Pat's leadership and his team have done a fabulous job in building the direct to consumer business and we see a lot more scope for growth in VWE in that regard.

Julie Hyman

And certainly, there are a lot of enthusiastic wine shoppers and drinkers on the team who are chiming in on our slack channel even as we speak. Pat, as you have made these acquisitions and as you look ahead to further acquisitions, talk me through the economics and the economies of scale from buying other wine makers and producers and how you can then bring them together in terms of your shipment channels, in terms of your ecommerce channels. What do the economics of all of that look like for you?

Pat Roney

Well, I would say certainly start off and say there's no shortage of buying opportunities. There's over 10,000 wineries in the United States and most of them are very small and mom and pop kind of wineries and they create great opportunities for consolidation and for synergies. And typically, when we--we look at an acquisition and we--I look at 40 to 60 acquisitions a year and we actually close on two to three acquisitions, we look at it from the standpoint that the seller might think that they are selling us at an 8 to 11 times multiple of EBITDA, but we know we're buying from a 4 to 6 times EBITDA because of the fact that we can consolidate.

We consolidate into our DTC platform, or wholesale platform. We can consolidate production on the backside, we can consolidate the sales team and the GNA. So it's really from a rollout strategy, it's been very successful for us for the past 10 years with the 20% compounded CAGR on the revenue line and 24% CAGR over the last 20 years on an EBITDA basis. And that's a combination, of course, organic growth as well as acquisitions.

Brian Sozzi

Pat, the wildfires really, really impacted the wine industry. You have several vineyards out in California. Is there a way for your company to prepare for any future wildfires? And then secondarily, how do you think about the impact to your industry from climate change?

Pat Roney

Well, we certainly are observant of climate change and we looked at that and we diversify our base of business in California both in southern and northern as well as up in Oregon and Washington. So in terms of preparing for the fires, it's fortunate that the vines can actually handle a lot of water and they can kind of act as a barrier. The last two fires, we have not lost any properties or any vineyards. And because we are so diversified if we do have an issue in, say, Napa, we’ll pivot it down to the Central Coast or somewhere else. We can manage through that process.

Brian Sozzi

Paul, you've seen a lot of trends in the liquor industry through the years, I'm sure. Have we reached peak hard seltzer? Some of these releases I've seen lately, they don't appear to be very well thought out. Is this a bubble ready to pop? And then secondarily, what's the next trend we all need to be watching for?

Paul Walsh

Well, even if I knew what the next trend was, I'm not sure I could tell you because we'd be busy launching our product's into it. First of all, the beverage alcohol category has been very innovative over the years. It has a constant stream of new products; certainly, hard seltzer is getting a lot of attention right now. In fact, I think Pat has got some products that he's going to consider launching into this category.

I think it will find a level and endure at that level, but I think if you go back to the basics of beverage alcohol, what are the true underlying categories, and I would say certainly wine is one of them as evidenced by the sheer size of the wine category in North America. The other thing I would point out is the enduring nature of beverage alcohol. A lot of the large public companies have recently quoted their numbers and I think they were all saying that consumption is back to pre-pandemic levels. So it shows that these are good categories that that can weather most storms.

Myles Udland

And certainly, you know, thinking about this interview, talking about it with our group this morning, everybody has a view on their beverage of choice. Everybody is certainly excited about what's happening in this space. Paul Walsh with Bespoke Capital Acquisition and Pat Roney with Vintage Wine Estates, thank you both so much for joining the program. Congratulations on the deal. I hope we can stay in touch and talk with both of you in the years ahead. Thank you.

Forward Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this document. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of BCAC and will be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Information; Non-GAAP Financial Measures

The financial information and data contained in this document is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s actual results and the financial information included herein may be material.

Some of the financial information and data contained in this document, such as EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present a similar non-GAAP financial measure to investors. Management does not consider this non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measures is that it reflects the exercise of judgments by management. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below) when available. However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.